SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material fact dated September 27, 2013.

MATERIAL FACT

Banco Santander, S.A. informs that its subsidiary Banco Santander (Brasil) S.A. has announced its intention to optimize its equity structure by replacing common equity (Core Tier I) in an amount of Brazilian Reais 6,000 million (amount which will be distributed pro rata among its shareholders) with newly-issued instruments of an equivalent amount qualifying as Additional Tier I and Tier II capital, and which will be offered to Banco Santander (Brasil) S.A.’s shareholders.

Banco Santander, S.A. intends to subscribe a percentage of the newly issued instruments in proportion to its shareholding in Banco Santander (Brasil) S.A. (approx. 75%), as well as those not being subscribed by the remaining shareholders of Banco Santander (Brasil) S.A.

The new structure will improve Banco Santander (Brasil) S.A.’s regulatory capital composition, by increasing the return on equity (ROE) while maintaining the total amount of regulatory capital and capital ratios (BIS II ratio of approximately 21.5% and fully loaded BIS III ratio of approximately 18.9%) above the other retail banks in Brazil.

The transaction will require obtaining the applicable regulatory clearances and the approval of the shareholders’ meeting of Banco Santander (Brasil) S.A.

A copy of the material fact made public by Banco Santander (Brasil) S.A., together with a translation thereof to both Spanish and English, are attached hereto.

Boadilla del Monte (Madrid), 27th September 2013

This material fact does not constitute an offer to sell securities or a solicitation of an offer to buy securities within the United States of America or any other jurisdiction. Securities may not be sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, or in any other jurisdiction where such registration is required. Except for the registration statement filed with the U.S. Securities and Exchange Commission, no other registration or qualification will be made in any other jurisdiction in connection with the offering of any securities referred to herein.

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

BANCO SANTANDER (BRASIL) S.A.

Companhia Aberta de Capital Autorizado

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

FATO RELEVANTE

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” ou “Companhia”), em atendimento ao disposto no parágrafo 4º do Art. 157 da Lei nº 6.404/76 e na Instrução nº 358/02 da Comissão de Valores Mobiliários (“CVM”), vem a público informar que, com o intuito de otimizar a atual estrutura de capital do Santander Brasil, bem como considerando as novas regras prudenciais de capital aplicáveis às instituições financeiras (também conhecidas como “Basileia III”), o Conselho de Administração submeterá à aprovação dos acionistas uma proposta de otimização da composição do patrimônio de referência do Santander Brasil (“Plano de Otimização do PR”), mantendo o volume atual e diversificando o patrimônio de referência em termos de moeda e composição. O objetivo é estabelecer uma estrutura de capital mais eficiente, adequada às novas normas prudenciais e alinhada ao plano de negócios e crescimento dos ativos. O Plano de Otimização do PR envolve as seguintes etapas, detalhadas adiante:

(1) restituição de recursos aos acionistas do Santander Brasil no valor total de R$ 6.000.000.000,00 (seis bilhões de reais), que será submetida à deliberação da Assembleia Geral da Companhia;

(2) emissão de instrumentos para compor o nível I e nível II do patrimônio de referência do Santander Brasil, em proporção a ser definida, no exterior, em valor equivalente à restituição de recursos acima mencionada, que será submetida à aprovação do Conselho de Administração da Companhia; e

(3) plano de bonificação de ações e ajuste na composição das Units, seguidos de grupamento de ações, que terá o objetivo de eliminar a cotação em centavos das ações de emissão do Santander Brasil negociadas em bolsa e, consequentemente, aumentar a liquidez e diminuir os custos de negociação aos acionistas.

Após a otimização acima indicada, o índice de Basileia do Santander Brasil permanecerá no patamar atual, da ordem de 21,5%, o maior entre os grandes bancos de varejo e substancialmente superior ao capital regulatório mínimo vigente e ao da Basileia III. Esse volume mantém a capacidade do Santander Brasil crescer e aproveitar as oportunidades de negócios.

Restituição de Recursos aos Acionistas

O Plano de Otimização do PR envolverá inicialmente uma restituição de recursos aos acionistas no valor total de R$ 6.000.000.000,00 (seis bilhões de reais) correspondente a R$ 1,584069138330 para cada Unit e R$ 0,015086372746 para cada ação ordinária (“ON”) ou preferencial (“PN”) (“Restituição de Recursos”).

Com a Restituição de Recursos, o capital social da Companhia passará de R$ 62.828.201.614,21 (sessenta e dois bilhões, oitocentos e vinte e oito milhões, duzentos e um mil, seiscentos e quatorze reais e vinte um centavos) para R$ 56.828.201.614,21 (cinquenta e seis bilhões, oitocentos e vinte e oito milhões, duzentos e um mil, seiscentos e quatorze reais e vinte e um centavos), sem redução do número de ações.

A efetivação da Restituição de Recursos está condicionada (i) à aprovação pela Assembleia Geral Extraordinária (“AGE”), a qual será convocada oportunamente; (ii) ao término do procedimento de oposição de credores quirografários, nos termos do artigo 174 da Lei n° 6.404/76; e (iii) à aprovação por parte do Banco Central do Brasil (“BACEN”), nos termos da regulamentação aplicável, e ao arquivamento da ata da AGE na Junta Comercial do Estado de São Paulo – JUCESP.

Uma vez atendidas as condições para efetivação da Restituição de Recursos, a Companhia publicará um Aviso aos Acionistas para informar (i) os prazos para pagamento dos recursos aos acionistas na proporção de suas participações no capital social da Companhia, sem correção monetária entre a data da AGE e a data desse pagamento; e (ii) a data de negociação das Units e das ações ex direito Restituição de Recursos. Até a definição dessa data a ser divulgada em Aviso aos Acionistas, as Units e ações continuarão a ser negociadas com direito à Restituição de Recursos.

Emissão de Instrumentos (Nível I e Nível II)

No âmbito do Plano de Otimização do PR, o Conselho de Administração aprovou o arquivamento de um F-3ASR Registration Statement (“Programa de Notas”) na U.S. Securities and Exchange Commission – SEC, que permitirá a emissão de uma ou mais séries de instrumentos, no exterior, na forma de notes (“Notes”). A Companhia solicitará autorização ao BACEN para que as Notes possam compor o nível I e/ou nível II do seu patrimônio de referência, conforme disposições da Resolução CMN n° 4.192, de 1° de março de 2013. Ainda, as Notes terão termos e condições para que possam receber tratamento regulatório equivalente de acordo com a regulamentação da União Europeia relativa à implementação de Basileia III. As Notes somente serão emitidas caso a Restituição de Recursos aos acionistas seja efetivada.

O Programa de Notas comportará emissões no valor total equivalente em dólares norte-americanos a R$ 6.000.000.000,00 (seis bilhões de reais). As Notes que vierem a ser emitidas no âmbito do Programa de Notas serão remuneradas de acordo com as condições de mercado existentes ao tempo das respectivas emissões. A administração da Companhia definirá as proporções das Notes que deverão compor o nível I e/ou nível II do patrimônio de referência.

A Companhia pretende possibilitar que seus atuais acionistas, caso queiram, possam participar do Programa de Notas, considerando a relação societária habitual e estreita entre a Companhia e seus acionistas, sujeito a um investimento mínimo a ser estabelecido de acordo com a regulamentação aplicável e práticas de mercado. O Santander Espanha indicou o compromisso de subscrever e integralizar um número de Notes proporcional à sua participação societária na Companhia, bem como as Notes que não sejam subscritas pelos demais acionistas.

As Notes não serão ofertadas publicamente no Brasil, de forma que não haverá registro na Comissão de Valores Mobiliários – CVM nem negociação no mercado brasileiro.

A Companhia publicará oportunamente um Aviso aos Acionistas com o intuito de informar (i) os termos e condições das Notes; e (ii) a data da posição acionária que será considerada para fins do direito de subscrição, assim como os procedimentos e prazos para a subscrição das Notes que deverão ser observados pelos acionistas interessados.

A liquidação financeira das Notes ocorrerá imediatamente após a efetivação da Restituição de Recursos com o intuito de permitir a possibilidade de reinvestimento nas Notes por parte dos acionistas.

Bonificação de Ações, Ajuste na Composição das Units e Grupamento de Ações

Após a conclusão dos passos anteriores do Plano de Otimização do PR acima indicado, a Assembleia Geral analisará a proposta apresentada pelo Conselho de Administração que tem por finalidade eliminar a cotação em centavos das ações em bolsa.

Em termos gerais, a proposta envolve as seguintes providências:

Bonificação de Ações

Bonificação de ações à razão de 0,047619048 ações PN para cada ação ON (SANB3) ou ação PN (SANB4) negociada de forma independente, o que resulta em uma bonificação de 5 (cinco) ações PN para cada Unit (SANB11), mediante capitalização de reservas no valor de R$ 171.798.385,79 (cento e setenta e um milhões, setecentos e noventa e oito mil, trezentos e oitenta e cinco reais e setenta e nove centavos), nos termos do artigo 169 da Lei n° 6.404/76.

Caso aprovada a bonificação mediante capitalização de reservas acima mencionada, o estatuto social da Companhia será alterado como segue: (i) o artigo 5° do estatuto social da Companhia será alterado para refletir o novo capital social da Companhia, que passará a ser de R$ 57.000.000.000,00 (cinquenta e sete bilhões de reais), dividido em 212.841.731.754 (duzentos e doze bilhões, oitocentos e quarenta e um milhões, setecentos e trinta e um mil, setecentas e cinquenta e quatro) ações ON e 205.204.486.108 (duzentos e cinco bilhões, duzentos e quatro milhões, quatrocentos e oitenta e seis mil, cento e oito) ações PN; e (ii) o artigo 56 do estatuto social será alterado, momentaneamente, de forma a estabelecer que as Units passem a ser compostas por 55 (cinquenta e cinco) ações ON e 55 (cinquenta e cinco) ações PN.

Grupamento de Ações

Grupamento da totalidade das ações ON e ações PN de emissão do capital social da Companhia na proporção de 55:1, de forma que cada 55 (cinquenta e cinco) ações ON e 55 (cinquenta e cinco) ações PN passarão a corresponder a 1 (uma) ação ON e 1 (uma) ação PN, respectivamente, passando o número de ações que compõe o capital social para 3.869.849.668 (três bilhões, oitocentos e sessenta e nove milhões, oitocentos e quarenta e nove mil, seiscentas e sessenta e oito) ações ON e 3.730.990.657 (três bilhões, setecentas e trinta milhões, novecentas e noventa mil, seiscentas e cinquenta e sete) ações PN, totalizando 7.600.840.325 (sete bilhões, seiscentos milhões, oitocentos e quarenta mil e trezentos e vinte e cinco) ações, todas sem valor nominal, as quais serão distribuídas entre os acionistas na proporção detida por cada um deles anteriormente ao grupamento.

Frações de Ações

A administração da Companhia observará as disposições do artigo 1°, inciso XI, da Instrução CVM n° 323/00 e demais normas e procedimentos aplicáveis às frações de ações resultantes do grupamento.

Uma afiliada do Santander Espanha, acionista controlador do Santander Brasil, entregará sem custo frações de ações para os acionistas que, em decorrência do grupamento, remanescerem com uma quantidade de ações que não represente um número inteiro. As frações de ações serão entregues pela afiliada do Santander Espanha em quantidades suficientes para compor ações com números inteiros (i.e. número inteiro mais próximo do número fracionado de ações).

Ajuste da composição das Units

Alteração do artigo 56 do Estatuto Social da Companhia, com o intuito de estabelecer que as Units, em virtude da aprovação do grupamento de ações, passarão a ser compostas por 1 (uma) ação ON e 1 (uma) ação PN. Os ADRs continuarão a ser formados por uma Unit.

Estima-se que essa proposta de bonificação de ações, ajuste na composição das Units e grupamento de ações deverá ser levada à apreciação da Assembleia Geral no primeiro trimestre de 2014, após a implementação da Proposta de Restituição de Recursos e emissão de instrumentos para compor o nível I e nível II do patrimônio de referência do Santander Brasil indicadas acima.

Advertência exigida pelas normas de valores mobiliários dos Estados Unidos:

Este comunicado não constitui uma oferta para vender, ou uma solicitação de oferta para adquirir, quaisquer valores mobiliários, nem deve ocorrer qualquer venda desses valores mobiliários em qualquer estado dos Estados Unidos da América ou em outra jurisdição em que a oferta, solicitação ou venda seria ilegal antes de um registro ou qualificação na lei de valores mobiliários de qualquer desses estados. Exceto pelo registro do Programa de Notas na U.S. Securities and Exchange Commission, não haverá registro ou qualificação de oferta em qualquer outra jurisdição.

São Paulo, 26 de setembro de 2013.

Carlos Alberto López Galán

Diretor de Relações com Investidores

Banco Santander (Brasil) S.A.

TRADUCCIÓN A EFECTOS MERAMENTE INFORMATIVOS

BANCO SANTANDER (BRASIL) S.A.

Sociedad Abierta de Capital Autorizado

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

HECHO RELEVANTE

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” o la “Compañía”), de acuerdo con lo dispuesto en el párrafo cuarto del artículo 157 de la Ley 6.404/76 y en la Instrucción 358/02 de la Comisión de Valores Mobiliarios (“CVM”), por la presente informa al público de que, con el objeto de optimizar la actual estructura de capital de Santander Brasil, así como considerando las nuevas reglas prudenciales de capital aplicables a las instituciones financieras (también conocidas como “Basilea III”), el Consejo de Administración someterá a la aprobación de los accionistas una propuesta de optimización de la composición del patrimonio de referencia o recursos propios de Santander Brasil (el “Plan de Optimización del PR”), manteniendo el volumen actual y diversificando los recursos propios en términos de moneda y composición. Su propósito es establecer una estructura de capital más eficiente, adecuada a las nuevas normas prudenciales y alineada con el plan de negocios y crecimiento de activos. El Plan de Optimización del PR incluye las siguientes etapas que se detallan a continuación:

(1) restitución de recursos a los accionistas de Santander Brasil por valor total de 6.000.000.000 de reales (seis mil millones de reales), que será sometida a la deliberación de la Asamblea General de la Compañía;

(2) emisión de instrumentos para componer el nivel 1 o nivel 2 del patrimonio de referencia de Santander, en proporción a ser definida, en el exterior, en valor equivalente a la restitución de recursos antes mencionada, que será sometida a la aprobación del Consejo de Administración de la Compañía; y

(3) plan de bonificación de acciones y ajuste en la composición de las Units, seguido de agrupación de acciones, que tendrá por objeto eliminar la cotización en centavos de las acciones de emisión de Santander Brasil negociadas en bolsa y, consecuentemente, aumentar la liquidez y disminuir los costes de negociación a los accionistas.

Después de la optimización antes indicada, el índice de Basilea de Santander Brasil se mantendrá en el valor actual, de en orden de 21,5%, el mayor entre los grandes bancos minoristas y sustancialmente superior al capital regulatorio mínimo vigente y al de Basilea III. Ese valor mantiene la capacidad de Santander Brasil de crecer y aprovechar las oportunidades de negocios.

TRADUCCIÓN A EFECTOS MERAMENTE INFORMATIVOS

Restitución de recursos a los accionistas

El Plan de Optimización del PR incluye inicialmente una restitución de recursos a los accionistas por valor total de 6.000.000.000 de reales (seis mil millones de reales), correspondiente a 1,584069138330 reales por Unit y 0,015086372746 reales por cada acción ordinaria (“ON”) o preferente (“PN”) (la “Restitución de Recursos”).

Con la Restitución de Recursos, el capital social de la Compañía pasará de 62.828.201.614,21 reales (sesenta y dos mil ochocientos y veintiocho millones, dos cientos y un mil seiscientos y catorce reales y veintiún céntimos) a 56.828.201.614,21 reales (cincuenta y seis mil millones ochocientos y veintiocho millones, dos cientos y un mil seiscientos y catorce reales y veintiún céntimos), sin reducción del número de acciones.

La ejecución de la Restitución de Recursos está condicionada a (i) la aprobación por la Asamblea General Extraordinaria (“AGE”), que será convocada oportunamente; (ii) a la finalización del proceso de oposición de acreedores ordinarios, en los términos del artículo 174 de la Ley 6.404/76; y (iii) a la aprobación por parte del Banco Central de Brasil (el “BACEN”), en los términos de la legislación aplicable, y al registro del acta de la AGE en la Junta comercial del Estado de Sao Paulo - JUCESP.

Una vez cumplidas las condiciones para la ejecución de la Restitución de Recursos, la Compañía publicará un Aviso a los Accionistas para informar sobre (i) los plazos en los que se procederá al pago de los importes a los accionistas en la proporción de su participación en el capital social de la Compañía, sin corrección monetaria entre la fecha de la AGE y la fecha del pago, y (ii) la fecha a partir de la cual las Units y las acciones se negociarán sin otorgar el derecho a la Restitución de Recursos. Hasta la definición de esa fecha que será divulgada mediante un Aviso a los Accionistas, las Units y las acciones continuarán siendo negociadas con derecho a la Restitución de Recursos.

Emisión de Instrumentos (Nivel I y Nivel II)

En el ámbito del Plan de Optimización del PR, el Consejo de Administración aprobó el registro de un F-3ASR Registration Statement (el “Programa de Notas”) en la U.S. Securities and Exchange Commission – SEC, que permitirá la emisión de una o más series de instrumentos en el exterior en la forma de notes (las “Notes”). La Compañía solicitará autorización al BACEN para que las Notes sean computables para formar parte del nivel I y/o de nivel II de su patrimonio de referencia, de acuerdo con las disposiciones de la Resolución CMN 4.192, de 1 de marzo de 2013. Asimismo, las Notes tendrán los términos y condiciones necesarios para que puedan recibir un tratamiento regulatorio equivalente de acuerdo con la regulación de la Unión Europea relativa a la transposición de Basilea III. Las Notes solamente serán emitidas si se ejecuta la Restitución de Recursos a los accionistas.

TRADUCCIÓN A EFECTOS MERAMENTE INFORMATIVOS

El Programa de Notas incluirá emisiones por valor total equivalente en dólares norteamericanos a 6.000.000.000 de reales (seis mil millones de reales). Las Notes que sean emitidas en el ámbito del Programa de Notes serán remuneradas de acuerdo con las condiciones de mercado existentes en el momento de realización de las correspondientes emisiones. La administración de la Compañía definirá la proporción de las Notes que deberá formar parte del nivel 1 y/o del nivel II de los recursos propios.

La Compañía pretende dar la posibilidad a sus actuales accionistas, si así lo desean, de participar en el Programa de Notas, considerando la relación societaria habitual y estrecha entre la Compañía y sus accionistas, sujeto a una inversión mínima a ser fijada por la administración de la Compañía de conformidad con la normativa aplicable y la práctica de mercado. Santander España ha indicado el compromiso de suscribir y desembolsar un número de Notes proporcional a su participación societaria en la Compañía, así como las Notes que no sean suscritas por los demás accionistas.

Las Notes no serán ofertadas públicamente en Brasil, por lo que no habrá registro en la Comisión de Valores Mobiliarios - CVM ni negociación en el mercado brasileño.

La Compañía publicará oportunamente un Aviso a los Accionistas con el objeto de informar sobre (i) los términos y condiciones de las Notes y (ii) la fecha de la posición accionarial que será tomada en consideración a efectos del derecho de suscripción, así como los procedimientos y plazos para la suscripción de las Notes que deberán ser observados por los accionistas interesados.

La liquidación financiera de las Notes tendrá lugar inmediatamente a continuación de la ejecución de la Restitución de Recursos con el objeto de permitir la posibilidad de reinversión en las Notes por parte de los accionistas.

Bonificación de Acciones, Ajuste en la Composición de las Units y Agrupación de Acciones

Una vez concluidos los pasos anteriores del Plan de Optimización del PR antes indicado, la Asamblea General analizará la propuesta presentada por el Consejo de Administración que tiene por objeto eliminar la cotización en céntimos de las acciones en bolsa.

TRADUCCIÓN A EFECTOS MERAMENTE INFORMATIVOS

En términos generales, la propuesta incluye los siguientes pasos:

Bonificación de Acciones

Bonificación de acciones a razón de 0,047619048 acciones PN por cada acción ON (SANB3) o acción PN (SANB4) negociada de forma independiente, lo que resulta en una bonificación de 5 (cinco) acciones PN por cada Unit (SANB11), mediante capitalización de reservas, por valor de 171.798.385,79 reales (ciento setenta y un millones, setecientos noventa y ocho mil trescientos ochenta y cinco reales, y setenta y nueve céntimos), en los términos del artículo 169 de la Ley nº 6.404/76.

En el caso de que la bonificación mediante capitalización de reservas mencionada anteriormente sea aprobada, los estatutos sociales de la Compañía serán modificados de la siguiente forma: (i) el artículo 5º de los estatutos sociales de la Compañía será modificado para reflejar el nuevo capital social de la compañía, que pasará a ser de 57.000.000.000 de reales (cincuenta y siete mil millones de reales), dividido en 212.841.731.754 (doscientas doce mil ochocientas cuarenta y un millones, setecientas treinta y un mil setecientas cincuenta y cuatro) acciones ON y 205.204.486.108 (doscientas y cinco mil doscientas y cuatro millones cuatrocientas y ochenta y seis mil ciento y ocho) acciones PN y (ii) el artículo 56 de los estatutos sociales será modificado, momentáneamente, de forma que establezca que las Units pasen a estar compuestas por 55 (cincuenta y cinco) acciones ON y 55 (cincuenta y cinco) acciones PN.

Agrupación de Acciones

Agrupación de la totalidad de las acciones ON y de las acciones PN de emisión del capital social de la Compañía, en la proporción de 55:1, de forma que cada 55 (cincuenta y cinco) acciones ON y 55 (cincuenta y cinco) acciones PN pasen a corresponder a 1 (una) acción ON y 1 (una) acción PN, respectivamente, pasado el número de acciones que componen el capital social a 3.869.849.668 (tres mil ochocientas y sesenta y nueve millones ochocientas y cuarenta y nueve mil seiscientas y sesenta y ocho) acciones ON y 3.730.990.657 (tres mil setecientas y treinta mil millones novecientas y noventa mil seiscientas y cincuenta y siete) acciones PN, haciendo un total de 7.600.840.325 (siete mil seiscientos millones ochocientos y cuarenta mil trescientas y veinticinco) acciones, todas sin valor nominal, que serán distribuidas entre los accionistas en la proporción de que cada uno de ellos era titular antes de la agrupación.

Fracciones de Acciones

La administración de la Compañía observará las disposiciones del artículo 1º, apartado XI, de la Instrucción CVM número 323/00 y demás normas y procedimiento aplicables a las fracciones de acciones resultantes de la agrupación.

TRADUCCIÓN A EFECTOS MERAMENTE INFORMATIVOS

Una filial de Santander España, accionista controlador de Santander Brasil, entregará sin coste fracciones de acciones a los accionistas que, como consecuencia de la agrupación, permanezcan con una cantidad de acciones que no representen un número entero. Las fracciones de acciones serán entregadas por una filial de Santander España en número suficiente para componer acciones con número enteros (i.e. el número entero más próximo del número fraccionado de acciones).

Ajuste en la composición de las Units

Modificación del artículo 56 de los Estatutos Sociales de la Compañía, con el objeto de establecer que las Units, como consecuencia de la aprobación de la agrupación de acciones, pasarán a estar compuestas por 1 (una) acción ON y 1 (una) acción PN. Los ADRs continuarán estando formados por una Unit.

Se estima que esta propuesta de bonificación de acciones, ajuste en la composición de las Units y agrupación de acciones será sometida a la consideración de la Asamblea General en el primer trimestre de 2014, después de la implementación de la Propuesta de Restitución de Recursos y emisión de instrumentos para componer el Nivel I y Nivel II del patrimonio de referencia de Santander Brasil, indicadas anteriormente.

Advertencia a ser observada en los Estados Unidos de América:

Este comunicado no constituye una oferta para vender, o una solicitación de oferta para adquirir, cualesquiera valores mobiliarios, ni debe tener lugar cualquier venta de esos valores mobiliarios en cualquier estado de los Estados Unidos de América o en otra jurisdicción en que la oferta, solicitación o venta no sería permitida antes de un registro o cualificación en la referida jurisdicción. Con la excepción del registro del Programa de Notas en la U.S. Securities and Exchange Commission, no se realizará registro o cualificación de la oferta en ninguna otra jurisdicción.

São Paulo, 26 de septiembre de 2013.

Carlos Alberto López Galán

Director de Relaciones con Inversores

Banco Santander (Brasil) S.A.

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or the “Company”), complying with the provisions of Paragraph 4th of Article 157 of Law No. 6.404/76 and of Ruling No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), hereby announces that, in order to optimize Santander Brasil’s capital structure and in light of the new prudent capital requirements applicable to financial institutions (also known as “Basel III”), the Board of Directors will submit for shareholders’ approval a proposal of optimization of the composition of Santander Brasil’s regulatory capital (RC) (“Plan for Optimization of the RC”), maintaining its current volume and diversifying it in terms of currency and composition. The objective is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Santander Brasil’s business plan and growing assets. The Plan for Optimization of the RC involves the steps detailed below:

(1) distribution of equity to the shareholders of Santander Brasil in a total amount of six billion Reais (R$6,000,000,000.00), which will be submitted for approval by the Company’s Shareholders’ Meeting;

(2) issuance abroad of instruments to compose Tier I and Tier II of the regulatory capital of Santander Brasil, in a proportion to be determined, in an amount equivalent to the abovementioned distribution of equity, which will be submitted for approval by the Board of Directors of the Company; and

(3) a bonus share program and an adjustment in the composition of the Units, followed by a share reverse split (inplit), with the purpose of eliminating trading in cents, increasing the share liquidity and reducing the trading costs.

After the optimization mentioned above, the Basel index of Santander Brasil will remain at the current level, at about 21,5%, the highest among the major retail banks, and substantially higher than the minimum regulatory capital requirement and Basel III. This volume will maintain Santander Brasil’s ability to grow and benefit from business opportunities.

Distribution of Equity to the Shareholders

The Plan for Optimization of the RC initially involves a distribution of equity to the shareholders in a total amount of six billion Reais (R$6,000,000,000.00), corresponding to R$ 1.584069138330 for each Unit and R$ 0.015086372746 for each common share (“ON”) or preferred share (“PN”) (“Distribution of Equity”).

After giving effect to the Distribution of Equity, the capital stock of the Company will be changed from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais and twenty one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais and twenty one cents (R$56,828,201,614.21), without share reduction.

The effectiveness of the Distribution of Equity is conditioned on (i) its approval by the Extraordinary Shareholders’ Meeting (“ESM”), to be timely called; (ii) the completion of the procedure for opposition by unsecured creditors, as set forth in Article 174 of Law No. 6.404/76; and (iii) its approval by the Central Bank of Brasil (“BACEN”), as set forth in applicable regulations, and the filing of the minutes of the ESM with the Commercial Registry of the State of São Paulo – JUCESP.

Upon compliance with the conditions set out above, the Company will publish a Notice to the Shareholders to inform (i) the deadlines for payment of the funds to the shareholders proportionally to their participations in the Company’s capital stock, without monetary adjustment from the date of the ESM to the date of such payment; and (ii) the date upon which the Units and the shares will be traded ex-right Distribution of Equity. Until such date is set and disclosed in a Notice to the Shareholders, the Units and the shares will continue to be traded with the rights to Distribution of Equity.

Issuance of Instruments (Tier I and Tier II)

In accordance with the Plan for Optimization of the RC, the Board of Directors approved the filing of an F-3ASR Registration Statement (“Notes Program”) with the U.S. Securities and Exchange Commission – SEC, which will enable the issuance abroad of one or more series of instruments, in the form of notes (“Notes”). The Company will request to BACEN an authorization that the Notes be included in tier I and/or tier II of its regulatory capital, pursuant to the provisions of the Brazilian National Monetary Council (“CMM”) Resolution No. 4.192, of March 1, 2013. Furthermore, the Notes will have terms and conditions in order to receive equivalent regulatory treatment consistent with the regulations of the European Union related to the Basel III implementation. The Notes may only be issued if the Distribution of Equity to the shareholders is effective.

The Notes Program will involve issuances in a total amount equivalent in US dollars to six billion Reais (R$6,000,000,000.00). The terms and conditions of the Notes that may be issued pursuant to the Notes Program will be set in accordance with the market conditions existing at the time of the applicable issuances. The Company’s management will determine the breakdown of the Notes that will be included in tier I and/or tier II of the regulatory capital.

The Company intends to allow its shareholders, if they wish, to participate in the Notes issuance, in light of the close corporate relationship between the Company and its shareholders, subject to a minimum investment to be determined according to applicable regulations and market conditions. Santander Spain has expressed its commitment to subscribe and pay for the aggregate principal amount of the Notes proportional to its equity interest in the Company, as well as any Notes that are not subscribed by other shareholders.

The Notes will not be offered publicly in Brazil; therefore, there will be no registration with the Brazilian Securities Commission – CVM nor any trading in the Brazilian market.

The Company will publish in due course a Notice to the Shareholders with (i) the terms and conditions of the Notes; and (ii) the record date for subscription rights, as well as the procedures and timeframes for subscription of the Notes that must be complied with by any interested shareholders.

In order to allow for the reinvestment in the Notes by the shareholders, the financial settlement of the Notes will occur immediately after the effectiveness of the Distribution of Equity.

Bonus Share, Adjustment in the Composition of the Units and Share Inplit

Upon completion of the aforementioned steps of the Plan for Optimization of the RC, a Shareholders’ Meeting will analyze the proposal presented by the Board of Directors with the purpose of eliminating the trading in cents.

In general terms, the proposal involves the following measures:

Bonus Share

Bonus share at the rate of 0.047619048 PN share for each ON share (SANB3) or PN share (SANB4) traded independently, which will result in a bonus shares of 5 PN shares for each Unit (SANB11) through the capitalization of reserves in the amount of R$171,798,385.79 (one hundred and seventy-one million, seven hundred and ninety-eight thousand, three hundred and eighty-five Reais and seventy-nine cents), as set forth in Article 169 of the Brazilian Corporate Law.

If the bonus shares are approved by means of the capitalization of reserves mentioned above, the Company’s Bylaws will be amended as follows: (i) Article 5 of the Company’s Bylaws will be amended to reflect the new capital stock of the Company, which will then be of R$57,000,000,000.00 (fifty-seven billion Reais), divided into 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) ON shares and 205,204,486,108 (two hundred and five billion, two hundred and four million, four hundred and eighty-six thousand, one hundred and eight) PN shares; and (ii) Article 56 of the Bylaws will be amended in order to establish that the Units will be comprised of fifty-five (55) ON shares and fifty-five (55) PN shares.

Share Reverse Split (Inplit)

Share reverse split (inplit) of the totality of the issued ON shares and PN shares of the Company’s capital stock, in a proportion of 55:1, so that every fifty-five (55) ON shares and fifty-five (55) PN shares will then correspond to one (1) ON share and one (1) PN share, respectively, with the number of shares comprising the capital stock thereafter being 3,869,849,668 (three billion, eight hundred and sixty-nine million, eight hundred and forty-nine thousand, six hundred and sixty-eight) ON shares and 3,730,990,657 (three billion, seven hundred and thirty million, nine hundred ninety thousand, six hundred and fifty-seven) PN shares, totaling 7,600,840,325 (seven billion, six hundred million, eight hundred and forty thousand, three hundred and twenty-five) shares, all of which with no par value, to be distributed among the shareholders proportionally to their equity participation prior to the share split.

Fractional Shares

The Company’s management will comply with the provisions of Article 1, item XI, of CVM Instruction No. 323/00 and other rules and procedures applicable to the fractional shares resulting from the share inplit.

An affiliate of Santander Spain, the controlling shareholder of Santander Brasil, will deliver, at no cost, fractions of shares to the shareholders that, due to the share inplit, remain with an amount of shares that does not represent an integer. The fractions of shares will be delivered by the affiliate of Santander Spain in sufficient amount to compose shares with integer figures (i.e., integer closest to the fractioned number of shares).

Adjustment of the composition of the Units

Amendment to Article 56 of the Company’s Bylaws, with the purpose of establishing that the Units, due to the approval of the share inplit, will be comprised of one (1) ON share and one (1) PN share. The ADRs (American Deposit Receipts) will continue to be comprised by one Unit.

It is expected that the proposal for a bonus share, adjustment of the composition of the Units and share inplit will be submitted for the approval by the Shareholders’ Meeting in the first quarter of 2014, after implementation of the proposal for Distribution of Equity and issuance of the instruments to compose tier I and tier II of Santander Brasil’s regulatory capital discussed above.

Disclaimer in the United States:

This notice does not represent an offer to sell, or a request for an offer to acquire any securities, nor should there be any sale of such securities in any state of the United States of America or in another jurisdiction in which the offer, the request or the sale would not be permitted before registration or qualification under such jurisdiction. Except for the registration of the Notes Program with the U.S. Securities and Exchange Commission, there shall not be any registration or qualification of any offering in any other jurisdiction.

São Paulo, September 26th, 2013.

Carlos Alberto López Galán

Investors Relation Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 27, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President